Cytation Corporation

251 Thames Street, No. 8
PO Box 809
Bristol, RI 02809

Richard A. Fisher
Chairman and General Counsel

December 19, 2005

Mr. Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, DC 20549

Re: Cytation Corporation
       Form 10KSB for Fiscal Year Ended December 31, 2004
       Form 10-QSB for Fiscal Quarter Ended March 31, 2005
       Form 10-QSB for Fiscal Quarter Ended June 30, 2005
       File No. 814-00675

Dear Mr. Jacobs:

Reference is hereby made to the comment letter of Steven Jacobs, Accounting Branch Chief of the staff (the "Staff") of the Division of Corporate Finance of the Securities and Exchange Commission ("SEC"), dated December 15, 2005, addressed to Kevin J. High, President of Cytation Corporation (the "Company"). Your comments have been inserted in this letter, and our responses appear immediately below.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

1.  We have read your responses to prior comments one, three and four in our letter dated December 9, 2005. Please file an amended Form 10-KSB for the year ended December 31, 2004 and amended Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 that incorporate your proposed revisions.

We have filed an amended Form 10-KSB for the year ended December 31, 2004 and amended Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 that incorporate our proposed revisions as reflected in our responses to (i) comments one, three and four in the Staff's comment letter dated December 15 and (ii) comments three, ten, twelve and thirteen in the Staff's comment letter dated November 9, 2005.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

2.  We have read your response to comment two in our letter dated December 9, 2005. Please further revise your proposed revisions to disclose your officers' conclusions as of the end of the period covered by the report, or as of December 31, 2004. Refer to Item 307 of Regulation S-B.

Item 8A (below) will be is added to the Form 10KSB upon amendment.

ITEM 8A: CONTROLS AND PROCEDURES

"The Company's principal executive officer and principal financial officer, after evaluating the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e)) as of December 31, 2004, have concluded that as of such date the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis."

* * *

In connection with responding to your comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing responses satisfactorily address the Staff's comments. If you have any questions or further comments, please contact me via email at cytation@gmail.com, by telephone at (401) 254-2841 or by facsimile at (401) 254-2844.

Very truly yours,

/s/ Richard Fisher
Chairman and General Counsel and Principal Financial Officer